Mail Stop 3561

January 18, 2007

<u>Via Fax & U.S. Mail</u>

Mark M. Ham IV
Chief Financial Officer
Cagle's, Inc.
2000 Hills Ave., N.W.
Atlanta, GA 30318

> **Re:** **Cagle's, Inc.**
> **Form 10-K for the year ended April 1, 2006**
> **Filed June 30, 2006**
> **Form 10-Q for the quarter ended September 30, 2006**
> **Filed November 9, 2006**
> **File No. 001-07138**

Dear Mr. Ham:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant